GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

GOLDCORP EXPLORATION RESULTS HIGHLIGHT STRONG ORGANIC GROWTH

VANCOUVER, BRITISH COLUMBIA, November 9, 2010 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today announced highlights from its 2010 exploration drill program.

- **Red Lake:** High Grade zone extended at depth.
- **Musselwhite:** Lynx discovery gets larger.
- **Porcupine:** Drilling success in new zones at Hoyle Pond underground.
- **Éléonore:** Geologic model supports potential for larger mine.
- **Los Filos:** Substantial reserve addition likely.
- **Peñasquito:** High grade underground potential continues to grow.
- **Marlin:** Another high grade vein discovery at Marlin.

"In each of the last six years, Goldcorp's focused exploration program has delivered greater gold exposure to shareholders by not only increasing gold reserves in absolute numbers but also by increasing our gold reserves on a per share basis," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Continued exploration success in 2010 has positioned the Company to grow gold reserves for a seventh consecutive year, driven by strong results at key assets. Our highly prospective, Americas-based asset portfolio will remain an important source of new high quality gold ounces—and continued leverage to the gold price—in the future."

Canada

Red Lake

During 2010, recent underground infrastructure investments led to an acceleration of exploration drilling at the Company's cornerstone mine.   Development of the High Grade zone (HGZ) continued from the 4199 exploration drift, where three drills are infilling and extending the HGZ at depth, between the 49 and 52 levels. Strong results there support the potential for increasing 2010 gold reserves in the HGZ for the first time in several years. They include, 1.1 meters approximate true width of 3,706.9 grams per tonne gold at the 50 level and 1.7 meters approximate true width of 1,826.3 grams per tonne gold below the 51 level.

In 2010, a connection drift was completed linking the Red Lake Complex to the Campbell Complex in the deepest part of the mine. This drift provides additional flexibility for HGZ development, where a drill platform is currently targeting the HGZ hanging wall between the 45 and 47 levels. Exceptional results have been received to date, illustrating strong continuity of portions of the upper HGZ that have previously not been fully tested. With a result including 34.7 meters approximate true width of 136.3 grams per tonne gold on the 46 level, this area is expected to contribute new gold reserves and resource additions. In 2011, a sustained exploration program from both drifts will continue to target this prolific gold zone from several platforms.

Slides 2 and 3: High Grade zone continues

In the upper Red Lake Complex, aggressive drilling and development continues in the Far East Zone. Drilling throughout the year targeted growth in reserves and resources between the 13 and 21 levels. Exploration drifting is currently underway on 21 level at Red Lake to provide a drill horizon for 2011 and beyond to infill and expand resources and reserves between the 18 and 23 levels.

The R Zone in the deep Party Wall at Red Lake comprises the former boundary area between the Red Lake and Campbell mines that had been previously underexplored. Drilling throughout the year on the R zone has returned significant assays that are adding reserves and resources between the 30 and 37 levels. Subsequent ore development has exposed these structures for the first time. Current resource models are being updated in the area and a new exploration and development plan will be in place in 2011 to further test the R Zone, which remains open at depth.

Cochenour

The Cochenour/Bruce Channel deposit is located below Goldcorp's historic Cochenour mine and is a key component of Goldcorp's consolidation plans in the Red Lake district. A 2009 surface drilling program identified gold mineralization in the Gap zone between the bottom of Cochenour (2200 Level) and the top of the Bruce Channel discovery. In 2010, underground drilling from the 2050 level verified the continuity of gold-bearing structures below Cochenour towards the Bruce Channel deposit. For budget and planning purposes the Company has sized the Cochenour project for a mineable deposit of 5 million gold ounces. An initial gold mineral resource is expected for year-end.

Work on enlarging and upgrading the existing Cochenour shaft is in progress and the development of a 5 kilometer drift and high speed tram on the 5400 foot level connecting to the Red Lake mine is underway. This will enable Cochenour/Bruce Channel ore to be hauled directly to the Red Lake mine and processed at the existing mill facility. The drift will also open up exploration over five kilometers of untested ground in one of the world's richest gold districts. Future exploration plans include additional drilling both from surface and from underground including drilling from the high speed tram drift.   The first of the drilling stations has been completed and drilling in this untested area is expected to commence in 2011 once the drift excavation is sufficiently advanced.

Slide 4: Cochenour – composite longitudinal view

Musselwhite

The 2010 highlight of exploration activities at Musselwhite in Ontario was the discovery of the new Lynx zone. It is located above the cornerstone PQ Deeps mineralization near existing underground infrastructure and offers vast new exploration potential.   The Lynx zone has significantly higher grade than the historical Musselwhite orebodies and therefore presents the potential for production expansion. With intercepts including 9.8 meters approximate true width of 17.1 grams per tonne gold and 7.4 meters approximate true width of 18.1 grams per tonne, the Lynx zone has the potential to contribute to reserve growth in 2010 and beyond. Recent drilling has focused on delineating the zone, which already has a confirmed strike length of 225 meters and a vertical extent of 260 meters. The deposit remains open along strike and up-dip. It is expected that the Lynx zone will be central to the justification of a shaft to facilitate elevated production levels and operating cost reduction for the long term.

Slide 5: Musselwhite plan view

Slide 6: Musselwhite Lynx zone position

Continued exploration success in the lower extensions of the PQ Deeps underground operation has also enhanced the potential for significant expansion at Musselwhite. Average gold grade is increasing at depth, with assays in the deeper portions of the zone including 6.9 meters approximate true width of 19.7 grams per tonne. Two barge drilling platforms are in place for winter drill testing of both Lynx and the PQ Deeps. Drilling in 2011 will focus on definition drilling of the Lynx zone, extension of the PQ Deeps, and testing of adjacent targets such as the West Limb and T-Antiform North.

Porcupine

Exploration of deep mineralization, the target of the winze currently being constructed, has indicated the possibility that the TVZ extends upward, possibly to surface. Drilling during 2010 focused on lateral and depth extensions of current mineralized zones including the TVZ and VAZ zones. A cross-cut drift on the 1210 level to the TVZ area in the sediments reached TVZ-1 in mid-October with positive results. Development has continued southeast to a lateral structure called TVZ-2 and is expected to intersect the zone in mid-December. Diamond drilling in 2010 has added a total of 35 new intersections in the TVZ zones. Notable results include 1.1 meters of 40.50 grams per tonne and 33.9 meters of 5.40 grams per tonne gold. A new platform is under development at the 500 level to allow for up-plunge testing of these zones. Three diamond drills are now in place to test the TVZ zones.

Slide 7: Hoyle Pond TVZ zone

Positive results in the VAZ zone will contribute substantially to year-end Hoyle Pond reserves and support the potential to replace gold ounces mined in 2010. The VAZ has now been extended down through the 1450 meter level and remains open at depth. Exploration development in 2011 will provide key drill platforms for continued diamond drilling of the VAZ zone.

Slide 8: Hoyle Pond VAZ zone

Éléonore

Drilling at Éléonore in Quebec continued to concentrate on identifying and defining new ore zones within the hanging wall stratigraphy close to the exploration shaft location. The exploration shaft has reached a depth of 37 meters, and full-face shaft sinking will commence before the end of 2010 toward full completion by the end of 2011. Work progressed on updating the existing pre-feasibility study and is expected to include throughput and production rates reflective of the larger 2010 gold resource. As the project transitions into the mine development stage, exploration in 2011 will focus on a number of compelling regional targets in Canada's new gold district.

Slide 9: Éléonore - Roberto Deposit long zone

Mexico

Los Filos

Drilling on the north and south ends of the Bermejal deposit and south end of the Los Filos deposit toward the 4P area has extended the Bermejal pit and the continuity of the Los Filos ore body towards the 4P area with better than average mine gold grades. These results support a pit surrounding the Los Filos intrusive contact with the potential for significant growth in 2010 gold reserves and the emergence of a larger, contiguous pit complex.   The bottom of these deposits has not been defined. A focus in 2011 will be the continued pit expansion and testing of underground mining potential as a supplementary source of production at Los Filos.

Slide 10: Los Filos plan view

Peñasquito

With full mine production capacity expected in early 2011, the focus of exploration activities will be on continued testing and analysis of satellite projects Noche Buena and Camino Rojo as well as other high-potential regional targets throughout the district. At Noche Buena, a drill program supporting a planned scoping study has been completed and resource modeling has advanced toward completion of the scoping study by year end.   The deposit remains open laterally. Geophysical work and permitting activities at Camino Rojo will continue in 2011.

Slide 11: Noche Buena Deposit

Deep drilling at Peñasquito has recently intersected a new sulphide manto deposit on the east side of the Peñasco pit that demonstrates similar characteristics to existing high grade manto resources on the west side of the pit. The results, which include 5.5 meters of 16% zinc, 84.6 grams per tonne silver, 0.35 grams per tonne gold and 0.9% lead (at a depth of 895 meters), continue to support the potential for a future underground operation with an opportunity to further supplement core Peñasquito production.

Slide 12: Peñasquito Mantos & Targets

Central America

Guatemala

Following the late 2009 high-grade gold-silver vein discovery in the West Vero zone, work during 2010 focused on delineation drilling of that area. The vein is now defined to 1,200 meters strike length and 250 meters dip extension and remains open to the west and up-plunge. Assayed highlights during the year at West Vero of 2.2 meters of 12.90 grams per tonne gold and 402 grams per tonne silver and 2.5 meters of 8.77 grams per tonne gold and 669 grams per tonne silver are expected to contribute new gold and silver reserves and resource additions in 2010.

A new vein, Delmy, has now been discovered in a zone north of the primary Marlin underground operation. A recent drill hole in this area has intercepted five meters approximate true width of 55.9 grams per tonne gold and 1,723 grams per tonne silver.   Additional drilling is focused on confirming the attitude of the new vein and delineating the structure.

Slide 13: Marlin - Delmy Vein

All slides mentioned in this news release are available at www.goldcorp.com in the "Investors" section under "Presentations" titled "2010 Exploration Highlights".

Goldcorp is one of the world's fastest growing senior gold producers.   Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp has a team of geoscientists who are "qualified persons" as such term is defined under National Instrument 43-101, responsible for the design and conduct of Goldcorp's exploration programs and have reviewed and approved the contents of this news release.   Maryse Belanger, Director Technical Services is the Qualified Person for Corporate. For information on geology, exploration activities generally, and drilling and analysis procedures on Goldcorp's material properties, see Goldcorp's Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the United States Securities and Exchange Commission. Sampling and assaying methods of these programs are being conducted in accordance with the CIM Mineral Exploration Best Practices Guidelines.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or the negative connotation thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. All forward-looking statements are developed based on assumptions about such risks, uncertainties and other factors set at herein.   Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore

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reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2009 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements**.** The forward-looking statements contained in this press release are made as of the date of this press release and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of Goldcorp's operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com